Exhibit 21.1

List of Subsidiaries of KWESST Micro Systems Inc.

Entity Legal Name	Jurisdiction of Incorporation
KWESST U.S. Holdings Inc.	Delaware, United States
KWESST Public Safety Systems U.S. Inc.	Delaware, United States
KWESST Defense Systems U.S. Inc.	Delaware, United States
KWESST Public Safety Systems Canada Inc.	Ontario, Canada
2720178 Ontario Inc.	Ontario, Canada
Police Ordnance Company Inc.	Ontario, Canada
KWESST Inc.	Ontario, Canada